Exhibit 99.1

Royal Standard Minerals Inc.
(Expressed in United States Dollars)
Condensed Interim Consolidated Financial Statements
April 30, 2013
(Unaudited)

Notice to Reader

The accompanying unaudited condensed interim consolidated financial statements of the Company have been prepared by and are the responsibility of management. The unaudited condensed interim consolidated financial statements have not been reviewed by the Company's auditors.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Financial Position
(Expressed in United States Dollars)
(Unaudited)

	As at	As at
	April 30,	January 31,
	2013	2013

Assets
Current
Cash and cash equivalents	$551,198	$201,565
Marketable securities (Note 4)	44,000	30,000
Sundry receivables and prepaids (Note 5)	75,448	2,712,004
	670,646	2,943,569
Reclamation bonds (Note 6)	188,250	188,250
Equipment, net (Note 8)	21,937	23,716
	$880,833	$3,155,535

Liabilities
Current
Accounts payable and accrued liabilities (Note 9)	$1,116,203	$2,595,672
Other advances	-	600,000

	1,116,203	3,195,672

Asset retirement obligations (Note 10)	110,178	107,647
	1,226,381	3,303,319

Shareholders' Deficiency
Share capital (Note 11(b))	28,104,264	28,104,264
Reserves	10,990,962	11,010,304
Accumulated deficit	(39,454,774)	(39,262,352)
Accumulated other comprehensive income	14,000	-

	(345,548)	(147,784)
	$880,833	$3,155,535

Going Concern (Note 1)
Contingencies (Note 15)

Approved by the Board:

Paul G. Smith	James B. Clancy
Director	Director

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Operations
(Expressed in United States Dollars)
(Unaudited)

For the three months ended April 30,	2013	2012

Expenses
Exploration and evaluation expenditures (Note 7)	$32,462	$1,407,594
General and administrative (Note 16)	142,064	702,079
	174,526	2,109,673
Loss before finance income (costs) and foreign currency translation adjustment	(174,526)	(2,109,673)
Finance income	9,343	612
Finance costs	-	(102,028)
Foreign currency translation adjustment	(27,239)	(21,017)
Net loss for the period	$(192,422)	$(2,232,106)

Basic loss per share (Note 13)	$(0.00)	$(0.03)
Diluted loss per share (Note 13)	$(0.00)	$(0.03)

Condensed Interim Consolidated Statements of Comprehensive Income (Loss)
(Expressed in United States Dollars)
(Unaudited)
For the three months ended April 30,	2013	2012

Net loss for the period	$(192,422)	$(2,232,106)
Other comprehensive loss
Items that will be reclassified subsequently to income
Net unrealized income (loss) on available-for-sale marketable securities	14,000	(32,000)
Comprehensive loss for the period	$(178,422)	$(2,264,106)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Changes in Shareholders' Deficiency
(Expressed in United States Dollars)
(Unaudited)

				Accumulated
				Other
	Share		Accumulated	Comprehensive
	Capital	Reserves	Deficit	Income (Loss)	Total

Balance, January 31, 2012	$28,098,264	$10,580,808	$(44,553,494)	$63,875	$(5,810,547)
Share-based payments	-	172,981	-	-	172,981
Net loss for the period	-	-	(2,232,106)	-	(2,232,106)
Net increase in unrealized loss on available-for-sale marketable securities	-	-	-	(32,000)	(32,000)

Balance, April 30, 2012	28,098,264	10,753,789	(46,785,600)	31,875	(7,901,672)

				Accumulated
				Other
	Share		Accumulated	Comprehensive
	Capital	Reserves	Deficit	Income (Loss)	Total
Balance, January 31, 2013	$28,104,264	$11,010,304	$(39,262,352)	$-	$(147,784)
Share-based payments	-	(19,342)	-	-	(19,342)
Net loss for the period	-	-	(192,422)	-	(192,422)
Net decrease in unrealized loss on available-for-sale marketable securities	-	-	-	14,000	14,000

Balance, April 30, 2013	$28,104,264	$10,990,962	$(39,454,774)	$14,000	$(345,548)

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Condensed Interim Consolidated Statements of Cash Flows
(Expressed in United States Dollars)
(Unaudited)

For the three months ended April 30,	2013	2012

Operating activities
Net loss for the period	$(192,422)	$(2,232,106)
Operating items not involving cash:
Depreciation	1,779	31,636
Accretion in asset retirement obligations	2,531	6,953
Accretion expense	-	233,420
Share-based payments	(19,342)	172,981
Changes in non-cash working capital:
Sundry receivables and prepaids	2,636,556	47,506
Accounts payable and accrued liabilities	(1,479,469)	(567,252)
Due to related parties	-	(35,023)

Cash provided by (used in) in operating activities	949,633	(2,341,885)

Financing activities
Other advances	(600,000)	-
Increase in long-term debt	-	2,956,776
Finance costs paid on long-term debt	-	(160,000)

Cash (used in) provided by financing activities	(600,000)	2,796,776

Investing activities
Decrease in reclamation bonds	-	265
Purchase of equipment	-	(894,021)

Cash used in investing activities	-	(893,756)

Change in cash and cash equivalents	349,633	(438,865)

Cash and cash equivalents, beginning of period	201,565	629,553

Cash and cash equivalents, end of period	$551,198	$190,688

The accompanying notes are an integral part of these unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
April 30, 2013
(Unaudited)

1.	The Company and Operations and Going Concern

Royal Standard Minerals Inc. (the "Company") is a publicly held company, engaged in the acquisition, exploration and development of gold and precious metal properties in the United States of America. The Company is continued under the Canada Business Corporations Act and its common shares are traded in the United States of America on the Over-the-Counter ("OTC") Bulletin Board. Inception has been deemed to be June 26, 1996, the date on which the Company acquired all of the outstanding common shares of Southeastern Resources Inc. ("SRI"), which acquisition was accounted for as a reverse takeover of the Company by SRI. The Company's head office is located at 36 Toronto Street, Suite 1000, Toronto, Ontario, M5C 2C5.

The unaudited condensed interim consolidated financial statements (the "Statements") were approved by the Board of Directors on June 21, 2013.

These Statements have been prepared on the basis of accounting principles applicable to a going concern, which assume that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of operations as they come due. In assessing whether the going concern assumption is appropriate, management takes into account all available information about the future, which is at least, but is not limited to, twelve months from the end of the reporting period. Management is aware, in making its assessment, of material uncertainties related to events or conditions that cast significant doubt upon the entity's ability to continue as a going concern. The Company has incurred a loss of $192,422 during the three months ended April 30, 2013 (three months ended April 30, 2012 - loss of $2,232,106), has an accumulated deficit of $39,454,774 (January 31, 2013 - $39,262,352). In addition, the Company has a working capital deficiency of $445,557 at April 30, 2013 (January 31, 2013 - $252,103).

The underlying value of the resource properties is dependent upon the existence and profitable recovery of reserves, confirmation of the Company’s interest in the underlying mineral claims or, alternatively, upon the Company’s ability to dispose of some or all of its interests on a commercially advantageous basis, all of which are uncertain. There is no assurance that any such initiatives will be sufficient and, as a result, there is significant doubt regarding the going concern assumption and, accordingly, the ultimate appropriateness of the use of accounting principles applicable to a going concern. The Company’s ability to continue to meet its obligations is uncertain and dependent upon disposing of some or all of its interests on a commercially advantageous basis. These unaudited condensed interim consolidated financial statements do not reflect the adjustments to the carrying values or classifications of assets and liabilities or to the reported expenses that would be necessary if the Company were unable to realize its assets and settle its liabilities as a going concern in the normal course of operations for the foreseeable future. These adjustments could be material.

Management continues its process of raising funds through the sale of some or all of its remaining property interests.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
April 30, 2013
(Unaudited)

2.	Significant Accounting Policies

Statement of compliance

The Company applies International Financial Reporting Standards ("IFRS") as issued by the International Accounting Standards Board (“IASB”) and interpretations issued by the International Financial Reporting Interpretations Committee (“IFRIC”). These unaudited condensed interim consolidated financial statements have been prepared in accordance with International Accounting Standard 34, Interim Financial Reporting. Accordingly, they do not include all of the information required for full annual financial statements required by IFRS as issued by IASB and interpretations issued by IFRIC.

The policies applied in these Statements are based on IFRSs issued and outstanding as of June 21, 2013, the date the Board of Directors approved the Statements. The same accounting policies and methods of computation are followed in these Statements as compared with the most recent annual consolidated financial statements as at and for the year ended January 31, 2013, except as noted below. Any subsequent changes to IFRS that are given effect in the Company’s annual audited consolidated financial statements for the year ending January 31, 2014 could result in restatement of these Statements.

Adoption of new accounting standards

(i) IFRS 10 – Consolidated financial statements (“IFRS 10”) was issued by the IASB in May 2011. IFRS 10 is a new standard which identifies the concept of control as the determining factor in assessing whether an entity should be included in the consolidated financial statements of the parent company. Control is comprised of three elements: power over an investee; exposure to variable returns from an investee; and the ability to use power to affect the reporting entity’s returns. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's unaudited condensed interim consolidated financial statements.

(ii) IFRS 11 – Joint arrangements (“IFRS 11”) was issued by the IASB in May 2011. IFRS 11 is a new standard which focuses on classifying joint arrangements by their rights and obligations rather than their legal form. Entities are classified into two groups: parties having rights to the assets and obligations for the liabilities of an arrangement, and rights to the net assets of an arrangement. Entities in the former case account for assets, liabilities, revenues and expenses in accordance with the arrangement, whereas entities in the latter case account for the arrangement using the equity method. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's unaudited condensed interim consolidated financial statements.

(iii) IFRS 12 – Disclosure of interests in other entities (“IFRS 12”) was issued by the IASB in May 2011. IFRS 12 is a new standard which provides disclosure requirements for entities reporting interests in other entities, including joint arrangements, special purpose vehicles, and off balance sheet vehicles. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's unaudited condensed interim consolidated financial statements.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
April 30, 2013
(Unaudited)

2.	Significant Accounting Policies (Continued)

Adoption of new accounting standards (continued)

(iv) IFRS 13 – Fair value measurement (“IFRS 13”) was issued by the IASB in May 2011. IFRS 13 is a new standard which provides a precise definition of fair value and a single source of fair value measurement considerations for use across IFRSs. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's unaudited condensed interim consolidated financial statements given the existing asset and liability mix of the Company to which fair value accounting applies.

(v) IAS 1 – Presentation of financial statements (“IAS 1”) was amended by the IASB in June 2011 in order to align the presentation of items in other comprehensive income with US GAAP standards. Items in other comprehensive income will be required to be presented in two categories: items that will be reclassified into profit or loss and those that will not be reclassified. The flexibility to present a statement of comprehensive income as one statement or two separate statements of profit and loss and other comprehensive income remains unchanged. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's unaudited condensed interim consolidated financial statements.

(vi) IAS 28 - Investments in Associates and Joint Ventures (“IAS 28”) was issued by the IASB in May 2011 and supersedes IAS 28 - Investments in Associates and prescribes the accounting for investments in associates and sets out the requirements for the application of the equity method when accounting for investments in associates and joint ventures. IAS 28 defines significant influence as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control of those policies. IAS 28 also provides guidance on how the equity method of accounting is to be applied and also prescribes how investments in associates and joint ventures should be tested for impairment. At February 1, 2013, the Company adopted this pronouncement and there was no material impact on the Company's unaudited condensed interim consolidated financial statements.

New standards not yet adopted and interpretations issued but not yet effective

There are no relevant changes in accounting standards applicable to future periods other than as disclosed in the most recent annual audited consolidated financial statements as at and for the year ended January 31, 2013.

3.	Capital Management

The Company manages its capital with the following objectives:

• to ensure sufficient financial flexibility to achieve the ongoing business objectives including funding of future growth opportunities, and pursuit of accretive acquisitions; and
• to maximize shareholder return through enhancing the share value.

The Company monitors its capital structure and makes adjustments according to market conditions in an effort to meet its objectives given the current outlook of the business and industry in general. The Company may manage its capital structure by issuing new shares, repurchasing outstanding shares, adjusting capital spending, or disposing of assets. The capital structure is reviewed by Management and the Board of Directors on an ongoing basis.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
April 30, 2013
(Unaudited)

3.	Capital Management (Continued)

The Company's equity comprises of share capital, reserves, accumulated deficit and accumulated other comprehensive income, which at April 30, 2013 was a deficiency of $345,548 (January 31, 2013 - deficiency of $147,784). Note that included in the unaudited condensed interim consolidated statements of financial position presented is a deficit of $39,454,774 as at April 30, 2013 (January 31, 2013 - $39,262,352).

The Company manages capital through its financial and operational forecasting processes. The Company reviews its working capital and forecasts its future cash flows based on operating expenditures, and other investing and financing activities. The forecast is regularly updated based on activities related to its mineral properties. Selected information is provided to the Board of Directors of the Company. The Company’s capital management objectives, policies and processes have remained unchanged during the three months ended April 30, 2013. The Company is not subject to external capital requirements.

4.	Marketable Securities

Marketable securities consist of 2,000,000 common shares of Sharpe. Sharpe is a publicly held Canadian company engaged in the exploration and development of coal properties in the United States. The market value of the shares at April 30, 2013 was $44,000 (January 31, 2013 - $30,000).

5.	Sundry Receivables and Prepaids

	As at	As at
	April 30,	January 31,
	2013	2013

Sales tax receivables	$29,642	$53,589
Other receivables	7,317	2,618,794
Prepaid expenses	38,489	39,621

	$75,448	$2,712,004

6.	Reclamation Bonds

The Company has posted reclamation bonds for its mining projects, as required by the States of Nevada and Kentucky, to secure clean-up costs if the projects are abandoned or closed. As at April 30, 2013, the balance consists of $9,550 (January 31, 2013 - $9,550) of the reclamation bonds pertaining to the Fondaway Canyon and Dixie-Comstock Projects, and $178,700 (January 31, 2013 - $178,700) (see note 15(c)) to the Kentucky Project.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
April 30, 2013
(Unaudited)

7.	Exploration and Evaluation Expenditures on Mineral Properties

(a) Goldwedge & Piñon Projects
On December 17, 2012, the Company sold its Goldwedge and Piñon property interests and related assets thereto to Scorpio Gold Corporation and its wholly-owned subsidiary Goldwedge LLC.

(b) Dixie-Comstock Project

Also held under the same option agreement as was the Goldwedge Property is the Dixie-Comstock Mining Company option and other unpatented mining claims located in Churchill County, Nevada. In 2010, the Company exercised its option to purchase these unpatented and patented mining claim groups. Under the guidance of IAS 37, the Company has recorded an asset retirement obligation ("ARO") of $2,839 on the Dixie-Comstock and Fondaway Canyon Projects, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the sites to their original condition. During the three months ended April 30, 2013 and April 30, 2012, the Company did not perform any exploration on this project.

(c) Fondaway Canyon Project

The Fondaway Canyon Project is located in Churchill County, Nevada. During the three months ended April 30, 2013, the Company incurred exploration and evaluation expenditures of $28,909 (three months ended April 30, 2012 - $nil) on this project.

(d) Kentucky Project

On December 7, 2011, the Company exercised its option to acquire a 50% interest in certain coal projects in Eastern Kentucky. The option was originally acquired by the Company pursuant to an option and joint venture agreement entered into with Sharpe on November 21, 2008 and amended on September 11, 2009, to jointly pursue the exploration and development of approximately 1,000 acres in Wolfe County, Kentucky.

During the year ended January 31, 2011, the Company wrote off a promissory note receivable from the optionor in the amount of $133,134. Further, the Company paid for a reclamation bond of $178,700, included in the condensed interim consolidated statements of financial position under reclamation bonds.

Under the guidance of IAS 37, the Company has recorded an ARO on its Kentucky Project in the amount of $107,339, representing the estimated costs, on a discounted basis, of the Company's obligation to restore the property to its original condition.

During the three months ended April 30, 2013, the Company incurred exploration and evaluation expenditures of $3,553 (three months ended April 30, 2012 - $5,264) on this project.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
April 30, 2013
(Unaudited)

7.	Exploration and Evaluation Expenditures on Mineral Properties (Continued)

During the three months ended April 30, 2013 and 2012, the Company's exploration and evaluation expenditures were as follows:

Three months ended April 30,	2013	2012

Goldwedge Project
Travel	$-	$13,895
Mine development costs	-	913,622
Drilling	-	34,402
Consulting, wages and salaries (Note 14)	-	298,741
Office and general	-	18,255
Supplies, equipment and transportation	-	1,618
Milling costs	-	54,504
Depreciation	-	29,328
	$-	$1,364,365

Piñon Project
Property acquisition costs	$-	$9,718
Consulting, wages and salaries	-	28,247
	$-	$37,965

Fondaway Canyon and Dixie-Comstock Projects
Consulting, wages and salaries	$26,615	$-
Travel	1,348	-
Office and general	946	-
	$28,909	$-

Kentucky Project
Office and general	$1,774	$3,065
Depreciation	1,779	2,199
	$3,553	$5,264

Total exploration activities	$32,462	$1,407,594

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
April 30, 2013
(Unaudited)

8.	Equipment

	Construction	Exploration	Office
COST	in progress	equipment	equipment	Total
Balance, January 31, 2012	$1,619,341	$3,126,000	$21,806	$4,767,147
Additions	2,704,338	48,472	-	2,752,810
Sale of equipment	(4,323,679)	(3,085,472)	(21,806)	(7,430,957)
Balance, January 31, 2013	-	89,000	-	89,000
Balance, April 30, 2013	$-	$89,000	$-	$89,000

	Construction	Exploration	Office
ACCUMULATED DEPRECIATION	in progress	equipment	equipment	Total
Balance, January 31, 2012	$-	$2,661,758	$21,053	$2,682,811
Depreciation for the period	-	113,615	379	113,994
Sale of equipment	-	(2,710,089)	(21,432)	(2,731,521)
Balance, January 31, 2013	-	65,284	-	65,284
Depreciation for the period	-	1,779	-	1,779
Balance, April 30, 2013	$-	$67,063	$-	$67,063

	Construction	Exploration	Office
CARRYING AMOUNT	in progress	equipment	equipment	Total
Balance, January 31, 2013	$-	$23,716	$-	$23,716
Balance, April 30, 2013	$-	$21,937	$-	$21,937

Depreciation of exploration equipment is expensed to exploration and evaluation expenditures and depreciation of office equipment is expensed to general and administrative on the condensed interim consolidated statements of operations.

9.	Accounts Payable and Accrued Liabilities

	As at	As at
	April 30,	January 31,
	2013	2013

Trade payables	$786,666	$2,145,407
Accrued liabilities	329,537	450,265

	$1,116,203	$2,595,672

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
April 30, 2013
(Unaudited)

10.	Asset Retirement Obligations

The Company is required to recognize a liability for a legal and constructive obligation to perform asset retirement activities, including decommissioning, reclamation and environmental monitoring activities once any of its projects are permanently closed. Although these activities are conditional upon future events, the Company is required to make a reasonable estimate of the fair value of the liability. Based on the existing level of terrestrial disturbance and water treatment and monitoring requirements, the discounted asset retirement obligations ("AROs") were estimated to be $110,178 as at April 30, 2013, assuming future payments of $188,250 being made over a ten year period from the date of initial assessment of the AROs and a discount rate of 10%.

Determination of the undiscounted AROs and the timing of these obligations were based on internal estimates using information currently available, existing regulations, and estimates of closure costs.

	Three
	months ended	Year ended
	April 30,	January 31,
	2013	2013

Balance, beginning of period	$107,647	$292,315
Accretion cost	2,531	29,226
Foreign exchange	-	(1,954)
Sale of AROs	-	(211,940)

Balance, end of period	$110,178	$107,647

11.	Share Capital

(a) Authorized

The authorized capital of the Company consists of an unlimited number of common shares without par value.

(b) Issued

	Shares	Amount
Balance, January 31, 2012 and April 30, 2012	83,853,825	$28,098,264
Shares issued for lawsuit settlement (i)	100,000	6,000
Balance, January 31, 2013 and April 30, 2013	83,953,825	$28,104,264

(i) The Company settled a claim filed in the District Court, Nye County, Nevada through the issuance of 100,000 shares of the Company and a monetary settlement of $35,000. The monetary settlement was paid in full prior to January 31, 2013.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
April 30, 2013
(Unaudited)

12.	Stock Options

Under the Company's stock option plan (the "Option Plan"), the directors of the Company can grant options to acquire common shares of the Company to directors, employees and others who provide ongoing services to the Company. Exercise prices cannot be less than the closing price of the Company's shares on the trading day preceding the grant date and the maximum term of any option cannot exceed ten years.

The number of common shares under option at any time under the Option Plan or otherwise cannot exceed 5% of the then outstanding common shares of the Company for any optionee. In addition, options granted to insiders of the Company cannot exceed more than 10% of the then outstanding common shares of the Company. A portion of the stock options vest immediately on the grant date and the balance vest over a period of two years from the grant date.

Option pricing models require the input of highly subjective assumptions including the expected price volatility. Changes in the subjective input assumptions can materially affect the fair value estimate, and therefore the existing models do not necessarily provide a reliable measure of the fair value of the Company's share purchase options.

The following table reflects the continuity of stock options for the three months ended April 30, 2013 and 2012:

	Number of	Weighted Average
	Stock Options	Exercise Price

Balance, January 31, 2012	12,060,191	$0.17
Forfeited	(6,710,191)	$0.10

Balance, April 30, 2012	5,350,000	$0.28

	Number of	Weighted Average
	Stock Options	Exercise Price
Balance, January 31, 2013	3,800,000	$0.27
Forfeited	(750,000)	$0.10

Balance, April 30, 2013	3,050,000	$0.26

The following table reflects the stock options outstanding and exercisable as at April 30, 2013:

	Exercise Price	Options	Options	Fair	Weighted average
Expiry Date	($)	Outstanding	Exercisable	Value	remaining years

June 26, 2014	0.10	650,000	650,000	$353,480	1.16
January 20, 2017	0.30	2,400,000	1,900,000	681,600	3.73

		3,050,000	2,550,000	$1,035,080	3.18

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
April 30, 2013
(Unaudited)

13.	Basic and Diluted Income (Loss) Per Share

The following table sets forth the computation of basic and diluted income (loss) per share:

For the three months ended April 30,	2013	2012

Numerator:
Loss for the period	$(192,422)	$(2,232,106)

Denominator:
Weighted average number of common shares outstanding for basic loss per share	83,953,825	83,853,825
Weighted average number of common shares outstanding for diluted loss per share	83,953,825	83,853,825

Basic loss per share	$(0.00)	$(0.03)
Diluted loss per share	$(0.00)	$(0.03)

The stock options were not included in the computation of diluted loss per share on April 30, 2013 as their inclusion would be anti-dilutive.

14.	Related Party Transactions and Balances

Remuneration of Directors and key management personnel of the Company was as follows:

For the three months ended April 30,	2013	2012
Salaries and benefits paid to directors and officers (1)	$71,706	$102,489
Share-based payments	$(19,342)	$156,321

(1) Salaries and benefits include director fees. The Board of Directors do not have employment or service contracts with the Company, except for Ken Strobbe, a former director, who had a contract with the Company providing mine consulting services at the Goldwedge Project totaling $nil for the three months ended April 30, 2013 (three months ended April 30, 2012 - $35,000), included under consulting, wages and salaries for the Goldwedge Project. The contract terminated on September 14, 2012. Directors are entitled to director fees and stock options for their services. In addition, James B. Clancy received an honorarium of $10,000 for the three months ended April 30, 2012, included above, for providing consulting services in connection with the Kentucky Project.

Paul G. Smith, a director and Chairman of the Board, is the President and Chief Executive Officer of Equity Financial Holdings Inc. ("Equity"), a company that provided financial services to the Company until April 5, 2013. Services provided by Equity totaled $783 for the three months ended April 30, 2013 (three months ended April 30, 2012 - $1,539).

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
April 30, 2013
(Unaudited)

15.	Contingencies

(a) The Company received documents filed in the District Court, Nye County, Nevada, whereby an optionor of mining claims in Nye County, Nevada acquired by the Company, is contending the surface rights acquired by the Company for a patented mining claim. In the opinion of management, the legal proceedings are without merit and the Company intends to vigorously defend itself against this claim.

(b) The Company's wholly-owned subsidiary, Manhattan Mining Co., received documents filed in the District Court, Nye County, Nevada, from a former vendor contending damages for breach of contract. The vendor is also seeking damages for unjust enrichment and related attorneys' fees and costs of the suit. The damages sought for breach of contract and unjust enrichment total $37,500. On April 24, 2013, a court appointed arbitrator found in favour of the plaintiff in the amount of $20,612. This amount has been included in accounts payable and accrued liabilities.

(c) The Company received an action against it whereby the Company was requested by a prior lease holder to take any and all steps necessary to ensure that the prior lease holders bear no responsibilities or liability for the Company’s failure to comply with the rules and regulations of the Kentucky Energy and Environment Cabinet, Division of Mine Enforcement and Reclamation (the “DMER”). Management has responded to the DMER and is working on resolving the issue. In the meantime, the DMER has issued penalties of approximately $145,000 and is seeking forfeiture of the Company's reclamation bond in the amount of $178,700. These penalties have been included in accounts payable and accrued liabilities.

(d) On September 27, 2011 Hale Capital Management, LP and Hale Capital Partners, LP (together, “Hale Capital”) commenced an action in the New York Supreme Court alleging breach of contract in relation to a term sheet entered into between the Company and Hale Capital on December 11, 2010 (the “Term Sheet”), which set out preliminary terms for Hale to provide financing of up to $15 million for the Company’s Goldwedge Project (the “Hale Transaction”). Hale Capital is seeking the “right to participate” in financing the Company on no less favourable terms and conditions as was agreed upon between the Company and Waterton on June 29, 2011 or, in the alternative, damages for breach of the exclusivity provision contained in the Term Sheet. Hale is also seeking expense reimbursement for legal, travel and due diligence fees incurred by Hale Capital, which allegedly totaled $376,170 as of November 21, 2011. On November 23, 2011, Hale Capital amended their complaint to include the Company’s subsidiary Manhattan Mining Co. Management had estimated the expenses at $330,000 and had accrued this amount in the accounts during the year ended January 31, 2012. Subsequently, an additional amount of approximately $175,000 relating to additional legal expenses (including interest) incurred by Hale Capital had been accrued. As at April 30, 2013, approximately $175,000 remains outstanding.

Royal Standard Minerals Inc.
Notes to Condensed Interim Consolidated Financial Statements
(Expressed in United States Dollars)
April 30, 2013
(Unaudited)

16.	General and Administrative

For the three months ended April 30,	2013	2012
Corporate development	$783	$62,456
Insurance	7,136	6,223
Office and general	25,108	32,818
Professional fees	48,393	321,626
Consulting, wages and salaries (Note 14)	71,706	105,866
Share-based payments (Note 14)	(19,342)	172,981
Travel	8,280	-
Depreciation	-	109
	$142,064	$702,079

17.	Segmented Information

The Company has one reportable business segment consisting of the exploration and development of mining properties. Substantially all of the Company’s assets are located in the United States except for cash and cash equivalents totaling $544,371 at April 30, 2013 (January 31, 2013 - $193,135) held in Canadian banks. The Company’s operations in Canada consist of general and administrative expenses, totaling $104,136 for the three months ended April 30, 2013 (three months ended April 30, 2012 - $679,412), including expenses necessary to maintain the Company’s public company status.

18.	Comparative Figures

Certain comparative figures have been reclassified to conform with the current period's presentation.